UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 6, 2023

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exchange release

Date 6 September 2023

BHP Prices US Bond Offer

BHP Group Limited (BHP) has conducted a bond offer and successfully priced US$4.75 billion of senior unsecured bonds in the US market.

The bonds will be issued by BHP Billiton Finance (USA) Limited, a wholly owned subsidiary of BHP, under BHP’s US debt registration statement, which was filed with the US Securities and Exchange Commission on 22 February 2023. The bonds will be guaranteed by BHP.

The bond offer comprises five tranches of bonds. The principal amount, tenor and coupon for each tranche of bonds are:

•	US$850 million three-year bonds priced at a fixed coupon of 5.250% maturing in 2026

•	US$700 million five-year bonds priced at a fixed coupon of 5.100% maturing in 2028

•	US$900 million seven-year bonds priced at a fixed coupon of 5.250% maturing in 2030

•	US$1.5 billion ten-year bonds priced at a fixed coupon of 5.250% maturing in 2033

•	US$800 million thirty-year bonds priced at a fixed coupon of 5.500% maturing in 2053

BHP intends to use the proceeds from the bonds, together with cash on hand, if applicable, to repay the acquisition facility used for the acquisition of OZ Minerals Ltd and for other general corporate purposes.

Settlement of the bonds is expected to occur on 8 September 2023, subject to customary closing conditions.

This announcement is not an offer to sell or the solicitation of an offer to buy securities. The offer is being made pursuant to an effective shelf registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The offer is being made only by means of a prospectus and related prospectus supplement. The prospectus and related preliminary prospectus supplement may be obtained by visiting the SEC’s website at www.sec.gov. Alternatively, you may request these documents by calling Citigroup Global Markets Inc. at 1-800-831-9146, Deutsche Bank Securities Inc. at 1-800-503-4611, Goldman Sachs & Co. LLC at 1-866-471-2526, J.P. Morgan Securities LLC at 1-212-834-4533 or Scotia Capital (USA) Inc. at 1-800-372-3930.

No offer to sell, invitation or the solicitation of an offer to purchase, or invitation to purchase these securities will be made, nor shall any sale of these securities be made, in any jurisdiction in which such offer, invitation, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Authorised for release by Stefanie Wilkinson, Group Company Secretary.

Contacts
Media	Investor Relations

media.relations@bhp.com	investor.relations@bhp.com

Australia and Asia	Australia and Asia

Gabrielle Notley	John-Paul Santamaria
+61 411 071 715	+61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Neil Burrows	James Bell
+44 7786 661 683	+44 7961 636 432

Americas	Americas

Renata Fernandaz	Monica Nettleton
+56 9 8229 5357	+1 (416) 518-6293

BHP Group Limited

ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Level 18, 171 Collins Street

Melbourne

Victoria 3000 Australia

Tel: +61 1300 55 4757 Fax: +61 3 9609 3015

BHP Group is headquartered in Australia

bhp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: September 6, 2023	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary